Exhibit 21.1

SUBSIDIARIES OF DT MIDSTREAM, INC.
DT Midstream’s principal subsidiaries as of December 31, 2025 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary		State of Incorporation
1	Bluestone Pipeline Company of Pennsylvania, LLC	Pennsylvania
2	DTM Appalachia Gathering, LLC	Delaware
3	DTM Interstate Transportation, LLC	Delaware
4	DTM LEAP Gas Gathering, LLC	Delaware
5	DTM Louisiana Gathering, LLC	Delaware
6	DTM Millennium Company	Michigan
7	DTM Nexus, LLC	Delaware
8	DTM Vector Company	Michigan
9	Guardian Pipeline, LLC	Delaware
10	Midwestern Gas Transmission Company	Delaware
11	Stonewall Gas Gathering LLC	Delaware
12	Stonewall Gas Holdings, LLC	Delaware
13	Susquehanna Gathering Company I, LLC	Pennsylvania
14	Viking Gas Transmission Company	Delaware